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                             June 24, 2022

       James Foster
       Chief Executive Officer
       Virax Biolabs Group Limited
       30 Broadwick Street
       London, UK W1F 8LX

                                                        Re: Virax Biolabs Group
Limited
                                                            Amendment No. 5 to
Registration Statement on Form F-1
                                                            Filed June 24, 2022
                                                            No. 333-263694

       Dear Mr. Foster:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 23, 2022 letter.

       Amendment No. 5 to Registration Statement on Form F-1 filed June 24,
2022

       Cover page

   1. We note your response to prior comment 2 and your revised disclosure that states you will not be a
"controlled company" and thus "will not be exempted from certain corporate governance
requirements." Please revise to remove this disclosure or clarify that you will be exempted from
certain corporate governance requirements as a result of your status as a foreign private
issuer, as discussed on pages 16-17.
 James Foster
FirstName  LastNameJames  Foster
Virax Biolabs Group Limited
Comapany
June       NameVirax Biolabs Group Limited
     24, 2022
June 24,
Page 2 2022 Page 2
FirstName LastName
       You may contact Gary Newberry at 202-551-3761 or Kevin Kuhar at 202-551-3662 if
you have questions regarding the financial statements and related matters. Please contact Abby
Adams at 202-551-6902 or Christine Westbrook at 202-551-5019 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:      Lawrence Venick, Esq.